Idea Tech Holding Ltd

Room 721, 7/F Cyberport One

100 Cyberport Road

Pokfulam, Hong Kong

June 6, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Joel Parker
Kate Beukenkamp
Dietrich King

Re:	Idea Tech Holding Ltd
Draft Registration Statement on Form F-1
Submitted April 1, 2025
CIK No. 0002045440

Dear Mr. Friedman, Mr. Parker, Ms. Beukenkamp, and Mr. King,

This letter is being submitted in response to the letter dated April 28, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on April 1, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please revise your disclosure here and in your Business section to balance your discussion under the subheadings “Our Competitive Strengths” and “Our Growth Strategies” with discussion of the challenges you and your business may face. We note the subsection titled “Our Challenges” beginning on page 86 of your Business section. Additionally, we note the bulleted list and discussion under your risk factor beginning “We have a limited operating history. As such, our historical results of operations...” on page 18 discussing competitive pressures in the STEM educational market.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 1 of the DRS/A to include a more balanced discussion of our competitive strengths, our growth strategies, and the challenges we and our business may face. In addition, we have revised our disclosure under the subsection titled “Our Challenges” in the Business section on page 84 of the DRS/A to discuss the additional challenges we and our business may face, including our limited operating history and our reliance on key suppliers.

We are exposed to the concentration risk of reliance on our largest supplier..., page 28

2.	For context and clarity, please revise this risk factor to provide a cross-reference to your section titled “Related Party Transactions” on page 107. We note that Next Education Limited is a related party engaged in tutor management services that accounted for 7.88% of revenues and 19.18% of your total cost of revenues for the year ended June 30, 2024.

RESPONSE: In response to the Staff’s comment, we have revised this risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — We are exposed to the concentration risk of reliance on our largest supplier, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation” on page 28 of the DRS/A to further disclose that Next Education Limited was a related party during the previous two fiscal years and add a cross-reference to the “Related Party Transactions” section on page 106 of the DRS/A.

Risk Factors

Risks Related to our Business and Industry

Our executive officers and directors hold certain management positions..., page 35

3.	Please revise your disclosure here to state whether any of the companies where your executive officers and directors are currently serving on the board and management team, for which they may be entitled to substantial compensation, are reflected in your Related Party Transactions disclosure. Revise accordingly, including stating the names of applicable companies and providing a cross-reference this section. For example, we note your table on page 107 reflecting major related parties and their relationships with the company.

RESPONSE: In response to the Staff’s comment, we have revised this risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — Our executive officers and directors hold or may have served certain management positions and directorships of other companies, including related parties, which may result in potential conflicts of interest and divert their time and attention from our business. This could have a negative impact on our ability to implement our plan of operation” on page 35 of the DRS/A to clarify the following:

As of the date of this prospectus, except for the directorships held by our Chairman of the Board, Chief Executive Officer, and Chief Operating Officer at EDU Blockchain Limited, none of our executive officers serve in board or management positions at entities identified as related parties under the “Related Party Transactions” section. EDU Blockchain Limited (“EDU Blockchain”) is a related party, as disclosed under the “Related Party Transactions” section, to which we have added a cross reference on page 35 of the DRS/A.

We have further disclosed that our Chairman of the Board and Chief Financial Officer has received compensation from EDU Blockchain, while our Chief Executive Officer and Chief Operating Officer have not received any compensation from that entity. Our Chief Financial Officer resigned from his position as the chief financial officer at EDU Blockchain in March 2025.

Following the Reorganization of the Group in preparation for the initial public offering, EDU Blockchain ceased to have any substantive operations or material assets. As a result, we believe that EDU Blockchain presents minimal risk of conflicts of interest or diversion of management attention.

Management’s Discussion and Analysis...

Business Overview

Continued growth of the market for the STEM educational program..., page 67

4.	Please revise your statement here and elsewhere as appropriate that you have achieved “relatively stable” income during the part two fiscal years to more accurately reflect your current financial results, including net income. In this regard, we note that you experienced a 10.65% decrease in revenues and a 23.38% decrease in net income from the years ended June 30, 2023 to 2024. We also note your discussion at the top of page 70 discussing the impact of the COVID-19 pandemic on results for fiscal year 2023, including a substantial increase in revenue that you state does not imply that your operating performance for the year ended June 30, 2024, “has ceased to grow.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition And Results of Operations” on pages 69 and 71 of the DRS/A to clarify that, although our revenue for the fiscal year ended June 30, 2024 appears to have decreased compared to the fiscal year ended June 30, 2023, we believe that the revenue level for the fiscal year ended June 30, 2024 represents our normal revenue scale. This is because almost all of the orders postponed from the fiscal year ended June 30, 2022 were completed in the fiscal year ended June 30, 2023, resulting in revenue exceeding our normal levels for that fiscal year.

Industry, page 78

5.	Please revise this section of your prospectus to update certain statistics and dates as applicable to reflect data, including HKD or USD figures and percentages, reflective of 2024. In this regard, we note that the graph on page 79, for example, reflect projected “Total Revenue of Robotics Programming Education Market, Hong Kong 2019-2028E” with the total revenue for 2024 as estimated. By way of further example, the figure on page 82 reflects rankings based on sales revenues as of 2023; however, it is now the second quarter of 2025. For accuracy and consistency, please update accordingly.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the “Industry” section of the DRS/A to update relevant statistics, figures, and rankings to reflect the most recent data available, including updated HKD and USD figures and applicable percentages for 2024. Specifically, the Frost & Sullivan team has provided revised data and analysis, including an update to the projected “Total Revenue of Robotics Programming Education Market, Hong Kong 2020–2029E” on page 78 to reflect the updated figure for 2024. Additionally, we have updated the sales revenue rankings on page 80 to ensure consistency with data as of the end of 2024.

Business

Our Growth Strategies

Phase 1 - Nationwide Business Rollout, page 86

6.	Please briefly expand your discussion here and elsewhere as appropriate to explain what is entailed in “seeking local cooperation” in executing your planned growth across mainland China.

RESPONSE: In response to the Staff’s comment, we have revised our discussion under “Business – Our Growth Strategies – Phase 1 – Expansion into Mainland China” on page 85 of the DRS/A to elaborate on what is entailed in seeking local cooperation. Specifically, the Company plans to expand its presence across major cities in mainland China through partnerships with local distributors. We acknowledge the different regulatory requirements, competitive landscape, and localization needs in each regional market, and intend to replicate our Hong Kong operating model with appropriate adaptations to address these challenges. To facilitate market entry and ensure regulatory compliance, we plan to collaborate with local distributors who possess in-depth knowledge of local education policies and maintain established relationships with schools and local education bureaus. These partnerships are expected to enable us to leverage their existing networks, reduce operational risks, and accelerate market penetration in a cost-efficient manner.

Our Products and Services

Software and Hardware Products, page 87

7.	Please revise your disclosure here and elsewhere throughout your registration statement to briefly expand your discussion of your relationship with DJI and High Great. Specifically, expand your discussion to clarify what is entailed in by being the “exclusive partner” of DJI as well as the nature of your “partnerships” with each entity, respectively. Last, please revise to explain the relationship with iFlight Technology Company Limited and DJI as we note that you state that iFlight provides you with DJI drones but your discussion elsewhere refers to you as the “partner of DJI.” We note that your disclosure elsewhere, including in your Risk Factors section reflecting that a portion of your customer base and brand recognition in Hong Kong depends on these partnerships.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the “Prospectus Summary,” “Risk Factor,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and throughout the DRS/A, where applicable, to clarify the nature of our relationships with DJI, High Great Innovation Technology Development Co., Ltd. (“High Great”), and iFlight Technology Company Limited (“iFlight”).

Specifically, we have clarified on pages 1, 67, 82, 86, and 88 of the DRS/A that we are not a direct contractual partner of DJI and do not maintain an exclusive partnership with DJI. Rather, we procure DJI drones for educational use in Hong Kong through purchase orders with iFlight, an entity that, to our understanding, is a wholly owned subsidiary of DJI Company Limited and a shareholder of Shenzhen DJI Innovations Technology Co., Ltd. Our disclosure has been revised throughout the DRS/A to eliminate any implication that we maintain a formal or exclusive relationship with DJI and to reflect our commercial arrangement with iFlight more accurately.

In addition, we have also revised the disclosure under the risk factor entitled “Risk Factors — Risks Related to Our Business and Industry — Our customer base and brand recognition in Hong Kong rely in part on our commercial relationships with iFlight and High Great. Any disruption in these relationships could adversely affect our business, financial condition, and results of operations” on page 20 and “Risk Factors — Risks Related to Our Business and Industry — We collaborate with High Great, as the exclusive authorized distributor, to distribute educational drones under the HuLa brand in Hong Kong. If we fail to maintain or enhance the brand recognition of HuLa, our ability to attract customers and expand our market presence may be negatively impacted, which could adversely affect our financial condition” on page 21 and disclosure under “Business - Our Suppliers” on page 89 of the DRS/A to clarify that we were the exclusive regional distributor in Hong Kong for HuLa products from January 1, 2024 to December 31, 2024, and are currently the exclusive authorized distributor of HG-F09 (HuLa) products from January 1, 2025 to December 31, 2025.

Our Suppliers, page 90

8.	Please revise your disclosure here and elsewhere as applicable to expand your discussion of your relationships with your key suppliers. Specifically, discuss whether you have entered into written agreements with each of these parties, respectively, and if so, the key terms of any agreements (e.g., duration). We note the placeholders in your Exhibit Index for certain agreements to be file as Exhibits 10.7-10.10.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure on pages 88 and 89 of the DRS/A to expand the discussion of our relationships with key suppliers. Specifically, the Company has clarified that it has entered into written agreements with each of the referenced suppliers and, where applicable, has included a description of the key terms of such agreements. In addition, the Company has submitted the agreements with these suppliers as Exhibits 10.7 through 10.10 to the DRS/A.

9.	Revise your discussions to make clear whether you employ the mentors offered by Next Education Limited, or whether you engage in contractual arrangements for the supply of these individuals to facilitate your STEM education offerings to schools. Additionally, briefly expand your disclosure here and elsewhere as appropriate to discuss how these mentors enable you to “tailor training courses” specifically to your school clients.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 89 of the DRS/A to clarify the nature of its relationship with the mentors sourced through Next Education Limited (“Next”). Specifically, the Company has clarified that while Next assists in identifying suitable mentor candidates, the Company enters into direct contractual arrangements with selected individuals. These mentors are engaged by the Company as independent contractors and are not employees of either the Company or Next.

In addition, the Company has expanded the relevant disclosure on page 89 of the DRS/A to explain how these mentors contribute to the tailoring of training courses. In particular, these mentors enable the Company to tailor training programs to the specific needs and curriculum standards of each school. Through ongoing communication with school administrators and teachers, they gather feedback and offer insights that inform the continuous improvement of our offerings.

Properties, page 91

10.	Please revise your disclosure to provide any updates regarding your lease agreements. We note that the two lease agreements related to a use of “store and demonstration” reflected here have a term that expires May 31, 2025. To the extent applicable, revise your disclosure to reflect the impact to your business operations or otherwise if you do not intend to continue leasing spaces at these locations.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that the leases for our stores located at Shop 106 and Shop 107, Level 1 of the Arcade, Cyberport, No. 100 Cyberport Road, Pokfulam, Hong Kong have been renewed. We have revised the disclosure under “Business - Properties” on page 90 of this DRS/A to reflect these renewals. We have also filed the renewed lease agreements as Exhibits 10.11 and 10.12 to the DRS/A.

Regulations, page 93

11.	Revise to disclose the material effects the various government regulations discussed here have on your business. Refer to Item 4.B.8. of Form 20-F.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure from page 93 to 95 of the DRS/A to disclose the material effects the government regulations have on our business.

Financial Statements, page F-1

12.	Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company is currently preparing its unaudited interim financial statements for the six months ended December 31, 2024, and intends to include such interim financial statements, as soon as they become available, in a subsequent amendment to the draft registration statement on Form F-1, or when we publicly file the registration statement on Form F-1.

General

13.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Chun Ki Wan
Name:	Chun Ki Wan
Title:	Chief Executive Officer

5